UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-39173

I-MAB

2440 Research Boulevard, Suite 400

Rockville, MD 20850

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment No. 1”) to the Report on Form 6-K, originally furnished with the U.S. Securities and Exchange Commission on October 16, 2025 (the “Initial Report”), is being furnished solely for the purpose of adding the following information and Exhibits 1.1, 1.2, 1.3 and 1.4 to the Initial Report. Except as set forth herein, there are no other changes to the Initial Report.

DOCUMENTS INCORPORATED BY REFERENCE

Exhibits 1.1, 1.2, 1.3 and 1.4 included with this Amendment No. 1 shall be deemed to be incorporated by reference into I-Mab’s Registration Statements on Form F-3 (File No. 333-286954) and Form S-8 (File No. 333-239871, File No. 333-256603, File No. 333-265684, File No. 333-279842 and File No. 333-290195) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Amendment No. 1 is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Series A Preferred Stock Subscription Agreement, dated as of October 14, 2025 by and between Visara, Inc., I-Mab, and AffaMed Therapeutics (HK) Limited.

1.2	Assignment and Assumption Agreement, dated as of October 14, 2025, by and between Visara, Inc. and AffaMed Therapeutics (HK) Limited.

1.3	Exclusive License Agreement, dated as of November 6, 2021, by and between AskGene Pharma, Inc. and AffaMed Therapeutics (HK) Limited.

1.4	Exclusive License Agreement, dated as of October 15, 2025, by and between AskGene Pharma, Inc. and Visara, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

I-MAB

By	:	/s/ Xi-Yong Fu
Name	:	Xi-Yong (Sean) Fu
Title	:	Chief Executive Officer

Date: October 24, 2025